UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Power-One, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
739308104
(CUSIP Number)
Ajay Shah
SLTA Sumeru (GP), L.L.C.
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Silver Lake Sumeru Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,962,372

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,710,422

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,710,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Silver Lake Technology Investors Sumeru, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		434,021

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		434,021

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	434,021

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Silver Lake Technology Associates Sumeru, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,962,372*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,144,443*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,144,443*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS SLTA Sumeru (GP), L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,962,372*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,144,443*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,144,443*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	739308104
This Amendment No. 1 supplements and amends Items 5, 6 and 7 of the statement on Schedule 13D filed on May 18, 2009 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first six paragraphs in the Schedule 13D and replacing them with the following seven paragraphs:
(a), (b) The following disclosure assumes that there are 88,401,309 shares of Common Stock outstanding as of May 10, 2010, which figure is based on the Issuer’s Quarterly Report on Form 10-Q filed on May 12, 2010.
The Warrants become exercisable as of August 8, 2010. As a result, the Investors may be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrants (as described in Item 4) as of June 9, 2010.
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SLSF may be deemed to beneficially own 52,710,422 shares of Common Stock, which are subject to issuance upon (i) conversion of the Series A Preferred Stock and the Note acquired and (ii) exercise of the Warrant acquired; however, due to the 19.9% Threshold, SLSF may only convert Series A Preferred Stock or the Note or exercise the Warrant so as to acquire voting power with respect to a maximum of 21,962,372 shares of Common Stock. The 52,710,422 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Note and exercise of the Warrant would, as of May 10, 2010, constitute approximately 37.2% of the Common Stock outstanding upon such conversion.
Pursuant to Rule 13d-3 under the Exchange Act, SLTI may be deemed to beneficially own 434,021 shares of Common Stock, which are subject to issuance upon (i) conversion of the Series A Preferred Stock and the Note acquired and (ii) exercise of the Warrant acquire. The 434,021 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Note and exercise of the Warrant would, as of May 10, 2010, constitute approximately 0.3% of the Common Stock outstanding upon such conversion.
SLT LP, as the general partner of SLSF and SLTI, may be deemed to be the beneficial owner of the shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, which would, as of May 10, 2010, constitute approximately 37.5% of the Common Stock outstanding upon (i) conversion of the Series A Preferred Stock and the Notes and (ii) exercise of the Warrants; however, due to the 19.9% Threshold, SLT LP may only acquire voting power with respect to a maximum of 21,962,372 shares of Common Stock upon conversion of the Series A Preferred Stock and the Notes and exercise of the Warrants. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLT LP is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLT LP’s pecuniary interest.

CUSIP No.	739308104
SLTA, as the general partner of SLT LP, may be deemed to be the beneficial owner of the shares of Common Stock deemed to be beneficially owned by SLT LP, which would, as of May 10, 2010, constitute approximately 37.5% of the Common Stock outstanding upon (i) conversion of the Series A Preferred Stock and the Notes and (ii) exercise of the Warrants; however, due to the 19.9% Threshold, SLTA may only acquire voting power with respect to a maximum of 21,962,372 shares of Common Stock upon conversion of the Series A Preferred Stock and the Notes and exercise of the Warrants. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLTA is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLTA’s pecuniary interest.
(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Schedule 13D has engaged in any transaction during the past 60 days in any shares of Common Stock. The Investors may be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrants solely as a result of the Warrants becoming exercisable within 60 days, as of June 9, 2010, pursuant to the terms of the Warrants.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the penultimate paragraph and replacing it with the following new paragraphs:
Letter Agreement
On April 27, 2010, New Power-One, Inc., a Delaware corporation (“New Power-One”), filed a prospectus (the “Prospectus”) with the Securities and Exchange Commission, which, among other things, requested that the Issuer’s stockholders consider and vote upon a Reorganization (as defined in the Prospectus). On June 8, 2010, the Investors, the Issuer and New Power-One executed a letter agreement (the “Letter Agreement”) pursuant to which the Investors acknowledged their consent to the Reorganization and the Issuer and New Power-One each acknowledged and agreed that consistent with Section 8.1(f) of the Securities Purchase Agreement following the Reorganization neither New Power-One nor the Board of Directors of New Power-One (or any committee thereof) would take any action pursuant to the authority provided in Section 12.11(b) of the Certificate of Incorporation of New Power-One, as in existence as of the date the Letter Agreement was executed, or any successor or similar provision, that would restrict or otherwise impose restrictions upon the Investors’ or their permitted transferees’ ability to transfer their securities in New Power-One.

CUSIP No.	739308104
The description of the terms and conditions of the Securities Purchase Agreement, the Indenture, the Series A Certificate of Designation, the Series B Certificate of Designation, the Series C Certificate of Designation, the Transaction Fee Agreement and the Letter Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement attached hereto as Exhibit 2, the Indenture attached hereto as Exhibit 3, the Series A Certificate of Designation attached hereto as Exhibit 4, the Series B Certificate of Designation attached hereto as Exhibit 5, the Series C Certificate of Designation attached hereto as Exhibit 6, the Transaction Fee Agreement attached hereto as Exhibit 10 and the Letter Agreement attached hereto as Exhibit 11, each of which is incorporated by reference.

Item 7	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:
11.	Letter Agreement, dated June 8, 2009, among Silver Lake Sumeru Fund, L.P., Silver Lake Technology Investors Sumeru, L.P., Power-One, Inc. and New Power-One, Inc. (filed herewith).

CUSIP No.	739308104
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: June 9, 2010

SILVER LAKE SUMERU FUND, L.P.
By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
	Name:	Kyle T. Ryland
	Title:	Managing Member

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.
By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
	Name:	Kyle T. Ryland
	Title:	Managing Member

CUSIP No.	739308104

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.
By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
	Name:	Kyle T. Ryland
	Title:	Managing Member

SLTA SUMERU (GP), L.L.C.
By:	/s/ Kyle T. Ryland
	Name:	Kyle T. Ryland
	Title:	Managing Member